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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consists of income from continuing operations plus fixed charges. Fixed charges consist of interest expense.

	Year Ended December 31,					Six Months Ended June 30, 2004
	1999	2000	2001	2002	2003
RATIO OF EARNINGS TO FIXED CHARGES
Income (loss) from continuing operations	$18,966	$(43,250)	$(15,588)	$(3,744)	$23,341	$(3,869)
Interest expense	42,947	42,400	33,204	27,381	23,388	30,433

Earnings	$61,913	$(850)	$17,616	$23,637	$46,729	$26,564

Interest expense	$42,947	$42,400	$33,204	$27,381	$23,388	$30,433

Total fixed charges	$42,947	$42,400	$33,204	$27,381	$23,388	$30,433

Ratio of earnings to fixed charges	1.4x	*	*	*	2.0x	*

*
Our earnings were insufficient to cover fixed charges by $43,250, $15,588, $3,744 and $3,869 in 2000, 2001, 2002 and for the six-months ended June 30, 2004, respectively.

        The following table gives effect to issuance of the notes, the application of the proceeds therefrom as described in "Use of Proceeds" and the effectiveness of our new senior credit facility, as if these transactions had occurred as of January 1, 2003 and January 1, 2004, respectively.

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
RATIO OF EARNINGS TO FIXED CHARGES—PRO FORMA
Income (loss) from continuing operations	$2,789	$(7,019)
Interest expense	43,940	33,583

Earnings	$46,729	$26,564

Interest expense	$43,940	$33,583

Total fixed charges	$43,940	$33,583

Ratio of earnings to fixed charges	1.1x	*

*
Our pro forma earnings for the six-months ending June 30, 2004 were insufficient to cover fixed charges by $7,019.

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RATIO OF EARNINGS TO FIXED CHARGES